Exhibit 99.1

Renalytix plc

(“Renalytix” or the “Company”)

Death of Director

NEW YORK, 1 July, 2021 - The Board of Renalytix plc (LSE: RENX) (NASDAQ: RNLX) is saddened to announce the death of Dr. Barbara Murphy, Non-Executive Director and Co-Founder, who passed away on June 29th 2021. Dr. Murphy had continued to fully discharge her duties as a Director through a recent period of illness, however over the past few weeks her health deteriorated. Dr. Murphy was an enthusiastic and inspirational member of the Renalytix family since November 2018.

James McCullough, CEO at Renalytix, said: “We are deeply saddened by Barbara’s untimely death. Barbara was a world-leading innovator in clinical medicine whose research excellence, unparalleled medical knowledge and kindness as a human being are a terrible loss for patients and the medical community at-large. Personally, I have lost a close friend and trusted advisor and we all extend heartfelt sympathy to her husband Peter Fogarty, their son, Gavin, her parents John and Anne Murphy, her brother Dr. Kieran Murphy, and her sister Dr. Celine Murphy.”

The Company will seek to appoint an additional Non-Executive Director to the Board, and a further announcement regarding an appointment will be made in due course.

About Dr. Barbara Murphy

Dr. Murphy was the Murray M. Rosenberg Professor of Medicine, chair of the Department of Medicine for Mount Sinai and Dean for Clinical Integration and Population Health.

Dr. Murphy earned her M.B. B.A.O. B.Ch. from The Royal College of Surgeons in Ireland and went on to do an internship at Beaumont Hospital in Dublin. She completed a residency rotation at Beaumont Hospital followed by a fellowship in Clinical Nephrology also at Beaumont Hospital. Dr. Murphy completed her postdoctoral training with a fellowship in Nephrology at Brigham and Women’s Hospital, Harvard Medical School. As part of this she trained in transplant immunology at the Laboratory of Immunogenetics and Transplantation, Renal Division, Brigham and Women’s Hospital, Harvard Medical School. Among her many honours, Dr. Murphy was awarded the Young Investigator Award in Basic Science by the American Society of Transplantation in 2003. In 2005, Dr. Murphy was awarded the Irene and Dr. Arthur M. Fishberg Professor of Medicine at The Mount Sinai Hospital. Then, in 2011, she was named Nephrologist of the Year by the American Kidney Fund. She received the distinguished Jacobi Medallion in 2014. She also received an honorary degree from University College, Dublin, Ireland. In 2016, Dr. Murphy was honoured by The Annual Irish America Healthcare & Life Science 50.

Among her numerous achievements, Dr. Murphy held many leadership roles at a national level in a number of professional societies In 2009 she was president of the American Society of Transplantation and council member and president elect of the American Society of Nephrology.

Her area of interest is transplant immunology, focusing on the use of high throughput genomic technologies as a means to understand the immune mechanisms that lead to graft injury and loss, with the aim of identifying gene expression profiles and or genetic variants that may be used to predict those at greatest risk.

For further information, please contact:

Renalytix plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600
Alex Price / Nicholas Moore

Investec Bank plc (Joint Broker)	Tel: 020 7597 4000
Gary Clarence / Daniel Adams

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Cawthorne	Mob: 07980 541 893 / 07584 391 303

About Kidney Disease

Kidney disease is now recognized as a public health epidemic affecting over 850 million people globally. The Centers for Disease Control and Prevention (CDC) estimates that 15% of US adults, or 37 million people, currently have chronic kidney disease (CKD). Further, the CDC reports that 9 out of 10 adults with CKD do not know they have it and one out of two people with very low kidney function who are not on dialysis do not know they have CKD.1 Kidney disease is referred to as a “silent killer” because it often has no symptoms and can go undetected until a very advanced stage. Each year, kidney disease kills more people than breast and prostate cancer. Every day, 13 patients in the United States die while waiting for a kidney transplant.

1 https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html

About KidneyIntelX

KidneyIntelX, is a first-of-kind, bioprognosticTM platform that employs a proprietary artificial intelligence-enabled algorithm to combine diverse data inputs, including validated blood-based biomarkers, inherited genetics, and personalized patient data from electronic health record, or EHR, systems, to generate a unique patient risk score. This patient risk score enables prediction of progressive kidney function decline in chronic kidney disease, or CKD, allowing physicians and healthcare systems to optimize the allocation of treatments and clinical resources to patients at highest risk.

About Renalytix

Renalytix (LSE: RENX) (NASDAQ: RNLX) is a developer of artificial intelligence-enabled clinical in vitro diagnostic solutions for kidney disease, one of the most common and costly chronic medical conditions globally. The Company’s lead product is KidneyIntelX, which has been granted Breakthrough Designation by the U.S. Food and Drug Administration and which is being designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com). For more information, visit www.renalytix.com.

Forward Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the potential benefits of repeat testing with KidneyIntelX, the potential for KidneyIntelX to receive regulatory approval from the FDA, the commercial prospects of KidneyIntelX, if approved, including whether KidneyIntelX will be successfully adopted by physicians and distributed and marketed, our expectations regarding reimbursement decisions and the ability of KidneyIntelX to curtail costs of chronic and end-stage kidney disease, optimize care delivery and improve patient outcomes. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on October 28, 2020, and other filings we make with the SEC from time to time. All information in this press release is as of the date of the release, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.